UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amendment of Convertible Bond Terms

On November 1, 2024, MEDIROM Healthcare Technologies Inc. (the “Company”) entered into a Letter of Proposal with Kufu Company Inc. (“Kufu Company”) to amend certain terms of the corporate convertible bonds in the aggregate amount of ¥500,000 thousand that the Company issued to Kufu Company on December 28, 2022 (the “Convertible Bonds”). Pursuant to the terms of the Letter of Proposal, Kufu Company agreed to (i) waive its redemption right under the Convertible Bonds, (ii) revise the maturity date and the final interest payment date of the Convertible Bonds from December 28, 2027 to December 31, 2025 and (iii) revise the deadline for exercising its conversion right under the Convertible Bonds from December 27, 2027 to December 30, 2025.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Letter of Proposal, a copy of which is filed herewith as Exhibit 4.1 and incorporated herein by reference.

Other than as indicated below, the information in this report on Form 6-K (including the exhibits hereto), shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing. The registrant hereby incorporates this report on Form 6-K (including exhibit 4.1 hereto) by reference into and as part of the Company’s registration statement on Form S-8 (Registration No. 333-274833), filed with the SEC on October 3, 2023, and this report on Form 6-K shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference into such registration statement) by the Company.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Letter of Proposal relating to the Convertible Bonds, dated as of November 1, 2024 [English translation]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024	MEDIROM HEALTHCARE TECHNOLOGIES INC.

	By:	/s/ Fumitoshi Fujiwara
		Name:	Fumitoshi Fujiwara
		Title:	Chief Financial Officer